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                           Johnson Mutual Funds Trust
                              3777 West Fork Road
                             Cincinnati, Ohio 45247



May 1, 2001


Securities and Exchange Commission
Public Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

         RE: The Johnson Mutual Funds Trust - CIK No. 0000892657
             Request for Withdrawal of Amendment to Registration Statement on Form N-1A
             FILE NOS. 033-52970 AND 811-07254

Ladies and Gentlemen:

The Johnson Mutual Funds Trust, a registered investment company (the "Trust"), hereby requests that Post-Effective Amendment No. 13 (the "Amendment") to the Trust's Registration Statement on Form N-1A, which was filed with the Securities and Exchange Commission on April 27, 2001 (accession number
0000950152-01-501179), be withdrawn, pursuant to Rule 477(a) under the Securities Act of 1933.

The Amendment was inadvertently filed by the service provider.

If you have any questions regarding this withdrawal, please call me.


Very truly yours,


/s/

Dianna J. Rosenberger, CFA